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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                  (Rule 13e-4)

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 2)

                              KPMG CONSULTING, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

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          Options to Purchase Common Stock, $0.01 Par Value Per Share,
                  Having an Exercise Price of $55.50 Per Share
                         (Title of Class of Securities)

                                    48265R109
         (CUSIP Number of Class of Securities (Underlying Common Stock))

================================================================================

                              David W. Black, Esq.
             Executive Vice President, General Counsel and Secretary
                              KPMG Consulting, Inc.
                            1676 International Drive
                             McLean, Virginia 22102
                                  703-747-3000
  (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:
                              Wm. David Chalk, Esq.
                        Piper Marbury Rudnick & Wolfe LLP
                                6225 Smith Avenue
                         Baltimore, Maryland 21209-3600
                                  410-580-3000

================================================================================
                            CALCULATION OF FILING FEE

   Transaction Valuation *                           Amount of Filing Fee * **
   ---------------------                             --------------------

      $39,977,822.00                                      $3,680.00

================================================================================

* Estimated solely for purposes of calculating the amount of the filing fee. The filing fee calculation assumes that eligible options to purchase 5,703,491 shares of common stock of KPMG Consulting, Inc. having an exercise price of $55.50 per share will be exchanged pursuant to this offer. In accordance with Rule 0-11 under the Securities


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Exchange Act of 1934, the fee is based on the product of (a) the value of such options calculated based on the Black-Scholes option pricing model as the transaction value ($39,977,822.00), multiplied by (b) $92.00 per million.

** Previously paid.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount previously paid:      $3,680.00
       Form or Registration No.:    Schedule TO
       Filing party:                KPMG Consulting, Inc.
       Date filed:                  February 1, 2002

|_| Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|    third-party tender offer subject to Rule 14d-1.

|X|    issuer tender offer subject to Rule 13e-4.

|_|    going-private transaction subject to Rule 13e-3.

|_|    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

This Final Amendment No. 2 to the Tender Offer Statement on Schedule TO (as amended, the "Schedule TO") is being filed by KPMG Consulting, Inc. ("KPMG Consulting") and relates to an offer that was made by KPMG Consulting to exchange options ("Eligible Options") outstanding under the KPMG Consulting, Inc. 2000 Long-Term Incentive Plan, as amended (the "2000 LTIP") to purchase shares of its common stock, par value $0.01 per share ("Common Stock"), with an exercise price of $55.50 per share, held by eligible optionholders of the Company, for replacement options (the "Replacement Options") to purchase shares of Common Stock upon the terms and subject to the conditions described in the document entitled Offer to Exchange Certain Outstanding KPMG Consulting, Inc. Stock Options Having an Exercise Price of $55.50 Per Share, dated February 1, 2002 (as amended from time to time, the "Offer to Exchange") that is attached as Exhibit (a)(1)(i) to the Schedule TO filed on February 1, 2002 and, as amended by Amendment No. 1 thereto filed on February 19, 2002 and this Final Amendment No. 2, is incorporated herein by reference. The Replacement Options will (1) be exercisable for the same number of shares of Common Stock underlying the Eligible Options they replace, subject to adjustments for any stock splits, stock dividends and similar events; (2) have a per-share exercise price equal to 110% of the last sale price of the Common Stock as reported by the Nasdaq National Market on the date the Replacement Options are granted; (3) be granted under the 2000 LTIP; (4) subject to a new option agreement and award notice, vest 1/3 on each of the first three anniversaries of the date the Replacement Options are granted, regardless of the vesting schedule that was applicable to the Eligible Options tendered for exchange and regardless of whether or not the Eligible Options were fully or partially vested; and (5) expire on the 10th anniversary of the date the Replacement Options are granted.

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Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended to add the following sentences:

The Offer to Exchange expired at 12:00 Midnight, Eastern Standard Time, on Friday, March 1, 2002. Pursuant to the Offer to Exchange, KPMG Consulting accepted for exchange Eligible Options to purchase an aggregate of 4,680,603 shares of our Common Stock. Upon the terms and subject to the conditions set forth in the Offer to Exchange, KPMG Consulting expects to issue Replacement Options on or around September 3, 2002 to purchase up to an aggregate of 4,680,603 shares of our Common Stock in exchange for the Eligible Options surrendered pursuant to the Offer to Exchange.

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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.

                                          KPMG Consulting, Inc.

                                          By:    /s/ Randolph C. Blazer
                                                 -----------------------------
                                          Name:  Randolph C. Blazer
                                          Title: Chairman of the Board, Chief
                                                 Executive Officer and President
                                          Date:  March 4, 2002